Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

May 21, 2018

VIA EDGAR and OVERNIGHT DELIVERY

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DTZ Jersey Holdings Limited
Draft Registration Statement on Form S-1
Submitted April 16, 2018
CIK No. 0001628369

Dear Ms. Barros:

On behalf of DTZ Jersey Holdings Limited (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated May 10, 2018, with respect to the above referenced Draft Registration Statement on Form S-1 submitted on April 16, 2018.

The Company has submitted today a revised draft of the Registration Statement (the “Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version submitted on April 16, 2018.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Registration Statement.

General

1.	Please provide us with support for the following statements used in the registration statement:

•	According to industry research, the global commercial real estate industry is expected to grow at approximately 5% per year to more than $4 trillion in 2022, outpacing expected global gross domestic product (“GDP”) growth.

•	The market for global integrated facilities management is expected to grow at approximately 6% per year from 2016 to 2025.

•	Industry sources estimate that there was $249 billion of global private equity institutional capital raised and available for investing in commercial real estate as of December 31, 2017, which represents an 83% increase over the last five years.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Ms. Sonia Gupta Barros

Securities and Exchange Commission

•	Recently, Cushman & Wakefield was recognized in the Top 2 by a leading industry ranking of the Top 25 Commercial Real Estate Brands. In addition, according to leading industry publications, we have held the number one positions in top real estate sectors like U.S. industrial brokerage, U.S. retail brokerage and U.K. office and retail brokerage, and have been consistently ranked among the International Association of Outsourcing Professionals’, or IAOP, top 100 outsourcing professional service firms.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the requested supporting materials will be sent to the Staff in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the Company’s counsel upon completion of the Staff’s review process. None of the supporting materials were prepared specifically for the Company in connection with this offering.

Prospectus Summary, page 1

2.	We note your disclosure that prior to the closing of the offering you plan to restructure the company to change its domicile. Please revise to include additional disclosure regarding this restructuring transaction.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the related disclosure on page 8 in response to the comment.

Risk Factors, page 18

Risks Related to this Offering and Ownership of Our Ordinary Shares, page 33

Certain of our directors have relationships with the Principal Shareholders . . . ., page 34

3.	Please expand this risk factor to specify which directors will be affiliated with the Principal Shareholders following the offering.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the related disclosure in response to the comment in future amendments.

Use of Proceeds, page 43

4.	We note your disclosure that you intend to use proceeds from the offering to reduce outstanding indebtedness. We also note your discussion of outstanding indebtedness on page 68 and in the Description of Certain Indebtedness section beginning on page 111. Please expand your disclosure here to specify the indebtedness you intend to reduce, including the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, please also describe the use of the proceeds of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the related disclosure on page 45 in response to the comment.

Summary Historical Consolidated Financial And Other Data

Pro Forma Year Ended December 31, 2015 and 2014, pages 14 - 17

5.	Reference is made to your presentation of pro forma information accompanied by narrative description within footnote disclosure. Please clarify how your presentation satisfies the preparation requirements outlined within Rule 11-02(b) of Regulation S-X. Specifically within your response, please address the basis for choosing your current presentation as compared to the columnar format accompanied by footnote explanation of adjustments outlined within Rule 11-02(b)(4) and (6) of Regulation S-X.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the supplemental pro forma combined consolidated statement of operations data and explanatory notes for the year ended December 31, 2014 and the year ended December 31, 2015 were prepared pursuant to Article 11 of Regulation S-X and are based upon available information and assumptions that the Company believes are reasonable. The historical consolidated and combined consolidated financial information has been adjusted to give effect to pro forma adjustments that are (1) directly attributable to the transactions, (2) factually supportable and (3) expected to have a continuing impact on the combined results.

In accordance with the SEC’s Financial Reporting Manual (“FRM”) Section 3240.1, financial information should be presented in columnar form, with separate columns presenting historical results, pro forma adjustments, and pro forma results. In limited cases, (where there are only a few easily understood adjustments) a narrative description of the effects of the transaction may suffice.

Given that the pro forma information is supplemental rather than required pursuant to Article 11 of Regulation S-X, and the nature of the adjustments for the pro forma calculations were limited to the adjustments described and quantified within the Summary Historical Consolidated Financial Information on page 52 of the Registration Statement, the Company respectfully submits to the Staff that it does not believe it is more meaningful to present the information in columnar form.

6.	We note that for the pro forma financial information for the year ended December 31, 2015 you have adjusted for the removal of impairment charges for DTZ’s trade name of $143.8 million. Please clarify how this adjustment meets the directly attributable and expected to have a continuing impact criteria outlined within Rule 11-02(b)(6) of Regulation S-X and/or explain your basis for making such adjustment.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the impairment charge for DTZ’s trade name was triggered by management’s plans to use the more recognizable Cushman & Wakefield trade name and discontinue use of the DTZ trade name in connection with the C&W Group Merger. This transaction occurred and is reflected in the Company’s audited consolidated financial statements for the year ended December 31, 2015, within 12 months of the C&W Group Merger, which occurred on September 1, 2015. As discussed in FRM Section 3230.4, material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months following the transaction should not be included in the pro forma income statement. As such, the Company has excluded this nonrecurring charge from the pro forma income statement.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Ms. Sonia Gupta Barros

Securities and Exchange Commission

7.	Reference is made to your Non-GAAP disclosure of fee-based operating expenses on a consolidated basis at the bottom of page 16. Please reconcile this amount to the summation of the segment basis amounts disclosed elsewhere within your filing. For example, for the year ended December 31, 2017, you disclose on page 16 that fee-based operating expenses is $5,455.9 million. However, summation of the segment basis amounts elsewhere is $4,769.6 million. Your response should explain why differences exist and the underlying facts and circumstances for such differences.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the filing on pages 60, F-13, and F-52 to include a table reconciling the summation of segment fee-based operating expenses to consolidated fee-based operating expenses.

Further, to the Staff’s question, fee-based operating expense is a component of Adjusted EBITDA, the Company’s segment measure. As described on page 58 of the Registration Statement, Adjusted EBITDA excludes depreciation and amortization, interest expense, net of interest income, income taxes, as well as integration and other costs related to acquisitions, including expense related to the Cassidy Turley deferred payment obligation, stock-based compensation and other charges. The calculation of fee-based operating expenses on a segment level excludes depreciation and amortization, as well as integration and other costs related to acquisitions, including expense related to the Cassidy Turley deferred payment obligation, stock-based compensation and other charges that are included in the Company’s Total costs and expenses in the consolidated statements of operations. This view of segment fee-based operating expenses is in line with how the Company’s Chief Operating Decision Maker or “CODM” assesses performance on a segment basis.

8.	Reference is made to your “Other” adjustment to arrive at Adjusted EBITDA on page 17. Please expand your footnote 4 disclosure to quantify the components of this adjustment, further describe what comprises “other items” as disclosed within footnote 4, and describe the basis for adjusting such amounts to arrive at Adjusted EBITDA as a performance measure.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the filing on page 18 of the Registration Statement to include an expanded footnote 4 that quantifies the significant components of the “Other” adjustment as sponsor monitoring fees and costs associated with the Company’s accounts receivable securitization program. The remaining components are immaterial non-cash non-recurring items which comprise 2% or less of Adjusted EBITDA.

As described on page 58 of the Registration Statement, Adjusted EBITDA is the profitability metric in which the Company’s Chief Operating Decision Maker or “CODM,” as defined by ASC 280 – Segment Reporting, assesses operating performance, and the adjustments included within the “Other” adjustment are consistent with the manner that the CODM assesses operating performance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

9.	Please revise your discussion throughout your MD&A to include additional analysis regarding the reasons for material period to period changes. By way of example only, please disclose the reasons behind the broad growth across all service lines that resulted in increased revenue from 2016 to 2017.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Response

The Company respectfully acknowledges the Staff’s comment and has revised the filing on pages 66-68 of the Registration Statement to expand discussion of the reasons for the material period-to-period changes in the MD&A section of the prospectus. The Company has reviewed the disclosure of its industry peers and believes its presentation of the period to period changes is consistent with the disclosure of such peers.

Non-GAAP Financial Measures, page 55

10.	We note acquisition accounting adjustments represent fees that may have been deferred by the acquiree that are recorded as a receivable on the acquisition date pursuant to business combination accounting rules. Please clarify the nature of such fees and your basis within ASC 805 for recording them as receivables. In addition, in your response, please also address your consideration of Question 100.04 of our Non-GAAP Financial Measures Compliance & Disclosures Interpretations in determining the appropriateness of the acquisition accounting adjustment in arriving at fee revenue.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that acquisition accounting adjustments represent contingent revenues deferred by the acquiree at the acquisition date. The acquiree had provided all services for this revenue, but the receipt of cash was contingent upon a future event, such as tenant occupancy, and required to be deferred under ASC 605. Pursuant to paragraph 805-20-25-19, the Company recognized a contingent asset in acquisition accounting for the fair value of the expected receipt of cash payments related to these contingent amounts.

Business combination accounting rules require the Company to account for these future cash receipts as a contingent asset, which would otherwise have been recognized as revenues in future periods by the acquiree under GAAP if the acquisition had not occurred. The acquisition accounting adjustments to fee revenue give effect to how such revenue would be recognized absent the one-time application of business combination accounting. These adjustments are consistent with the manner in which the CODM assesses operating performance within Adjusted EBITDA, the Company’s segment profitability metric, thus the Company believes these revenue adjustments are useful to investors as a measure of the ongoing performance of its business.

Further, these adjustments are limited to the revenues included in the one-time application of business combination accounting discussed above. As a result, the Company believes that its treatment of the acquisition accounting adjustments as an addition to revenue to arrive at fee revenue is not an individually tailored revenue recognition method in violation of Rule 100(b) of Regulation G and therefore is not precluded under the Staff’s guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the filing on pages 58, F-10 and F-49 of the Registration Statement to clarify the discussion on the nature of this adjustment. The Company further advises the Staff that they have revised the filing to replace the term “purchase accounting adjustments” with “acquisition accounting adjustments” to more closely align to paragraph 805-10-05-4, which describes the application of the acquisition method.

11.	We note that in discussing your results of operations, while you disclose amounts at historical amounts, you calculate percentage change in local currency. If you wish to continue presenting percentage change in local currency, please revise to present amounts and percentage change in both historical amounts and the amounts in constant currency accompanied by a description of the process for calculating the constant currency amounts and the basis of presentation. Reference is made to Question 104.06 of our Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Response

The Company respectfully acknowledges the Staff’s comment and has revised the tables on pages 59-77 to include additional columns presenting percentage changes in both historical amounts as well as local currency amounts. Additionally, a footnote has been added to disclose the process for calculating the constant currency amounts on page 58 of the Registration Statement.

Results of Operations, page 57

12.	It appears your discussion of results of operations focuses on fee revenue and fee-based operating expenses and its related trends, which are both Non-GAAP measures. As a result, your non-GAAP measures appear to be more prominent than the comparable GAAP measure. Please clarify and/or revise accordingly. Reference is made to Question 102.10 of our Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the filing on pages 59-77 of the Registration Statement to expand discussion of drivers for GAAP measures, and respectfully submits to the Staff that the underlying operational drivers are consistent between its GAAP and non-GAAP measures for revenue and operating expenses. Further, the Company has revised the tables on pages 59-77, F-11-F-12 and F-50-F-51 of the Registration Statement to present the comparable GAAP measure (i.e., Total revenue) before non-GAAP measures.

Business, page 78

13.	We note your disclosure that you are a holding company and that you do not have any assets or conduct any business operations other than your investments in your subsidiaries. Please revise to include an organization chart that reflects your ownership structure and quantifies your ownership interest in your subsidiaries.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will include the requested organization chart in future amendments.

Principal Shareholders, page 106

14.	Please revise your disclosure to set for the approximate number of holders of each class of common equity. Refer to Item 11(d) of Form S-1 and Item 201(b) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the related disclosure in response to the comment in future amendments.

Certain Relationships and Related Party Transactions, page 108

Shareholders’ Agreement, page 108

15.	We note your risk factor on page 33 discussing the Principal Shareholders’ right to designate board members pursuant to the shareholders’ agreement. Please revise your disclosure to discuss the material terms of the shareholders’ agreement and include as an exhibit to the registration statement.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the related disclosure in response to the comment in future amendments and include the agreement as an exhibit to the Registration Statement in future amendments.

16.	We note your disclosure that the management services agreement is subject to automatic termination immediately prior to a successful initial public offering unless otherwise agreed by both TPG and PAG. Please revise your disclosure to clarify whether the agreement will be terminated or whether it will continue as in effect. If the agreement will continue, please consider whether the agreement should be included as an exhibit to the registration statement.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the related disclosure in response to the comment in future amendments. If the agreement will continue, the Company will consider whether to include the agreement as an exhibit to the Registration Statement in future amendments.

Financial Statements

Note 7: Goodwill and Other Intangible Assets, page F-29

17.	Please revise to disclose the weighted-average amortization period, in total and by major intangible asset class, per ASC 350-30-50-1.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that the disclosure requirements under ASC 350-30-50-1, which require disclosure “in the period of acquisition … for intangibles subject to amortization … the weighted-average amortization period, in total and by major intangible asset class,” are appropriately met on pages F-54-F-57 in the Company’s financial statement footnote disclosure of the business combinations from which these intangible assets originated.

Exhibits

18.	Please include as exhibits your articles of incorporation and bylaws. See Item 601(b)(3) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file its articles of association as part of future amendments and has revised the exhibit index accordingly.

19.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft opinions for us to review. The draft opinions should be filed as EDGAR correspondence.

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is filing its credit agreements as exhibits to the Registration Statement. All remaining unfiled exhibits, including the legal and tax opinions, will be filed as part of future amendments as promptly as possible.

*        *         *

Confidential Treatment Requested by DTZ Jersey Holdings Limited Pursuant to Rule 83

Ms. Sonia Gupta Barros

Securities and Exchange Commission

The Company re-confirms its agreement with the public filing guidelines in the Division of Corporation Finance’s June 29, 2017 announcement and undertakes to publicly file the registration statement and nonpublic draft submissions at least 15 days before the Company commences its road show.

Please direct any comments regarding this submission to Brett Soloway at (312) 470-1800 or Helena K. Grannis at (212) 225-2376.

Sincerely yours,

/s/ Brett Soloway

Brett Soloway
Executive Vice President, General Counsel and Corporate Secretary

cc:	Rahul Patel
Babette Cooper
Wilson K. Lee
Securities and Exchange Commission

Jeffrey D. Karpf
Helena K. Grannis
Cleary Gottlieb Steen & Hamilton LLP

Patrick O’Brien
Thomas J. Fraser
Ropes & Gray LLP